CHANGE OF OWNERSHIP ENDORSEMENT




Effective immediately, this Endorsement amends your Contract.

In this Endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner. All references to "Contract" include "Certificate" where applicable.

Except as provided below, the following riders, if attached to this Contract, terminate automatically upon any change of ownership or any assignment of the Owner's right to change the beneficiary or annuity payee:

    o   Guaranteed Minimum Death Benefit Rider
    o   Guaranteed Minimum Income Benefit Rider
    o   Protection Plus Death Benefit Rider
    o   Guaranteed Principal Benefit Rider
    o   Guaranteed Withdrawal Benefit Rider

The following transactions will not cause termination of a Rider:

1. A change of ownership made to a family member. A family member includes members of the immediate family and other relatives, such as, spouse, parent, child, brother, sister, grandparent, grandchildren, aunt, uncle, in-laws, and domestic partner.

2. A transfer of ownership made to a trust for the benefit of one or more of the individuals defined above as family members.

3. A change of ownership made to any trust qualified under section 501( c ) of the Code.

4. A change of ownership made to a successor by operation of law, such as an executor or guardian.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron              /s/ Pauline Sherman
----------------------------            ------------------------------------
Christopher M. Condron                  Pauline Sherman
President, Chairman and                 Senior Vice President, Secretary and
Chief Executive Officer                 Associate General Counsel





2004COO